UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AMERI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

02362F104

(CUSIP Number)

Lokesh Sikaria

1659 Manasco Circle, Folsom, CA 95630

916-705-9677

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02362F104

1.	Names of Reporting Persons The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000
8. Shared Voting Power 3,900,000(1)
9. Sole Dispositive Power 1,650,000
10. Shared Dispositive Power 3,900,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.85%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)	Includes 2,250,000 shares of common stock beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012 as a member of a group. The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 expressly disclaims beneficial ownership in the shares beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012.
(2)	Based on 39,607,569 shares of common stock outstanding as of November 8, 2018, as reported on the Issuer’s Form 10-Q, filed on November 14, 2018.

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CUSIP No. 02362F104

1.	Names of Reporting Persons The Lokesh Sikaria Trust Dated 12/14/2012 I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 2,250,000
8. Shared Voting Power 3,900,000(1)
9. Sole Dispositive Power 2,250,000
10. Shared Dispositive Power 3,900,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.85%(2)
14.	Type of Reporting Person (See Instructions) OO
(1)	Includes 1,650,000 shares of common stock beneficially owned by The Sikaria Family 2008 Revocable Trust Dated 02/28/2008 as a member of a group. The Lokesh Sikaria Trust Dated 12/14/2012 expressly disclaims beneficial ownership in the shares beneficially owned by The Sikaria Family 2008 Revocable Trust Dated 02/28/2008.
(2)	Based on 39,607,569 shares of common stock outstanding as of November 8, 2018, as reported on the Issuer’s Form 10-Q, filed on November 14, 2018.

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CUSIP No. 02362F104

1.	Names of Reporting Persons Lokesh Sikaria I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000(1)
8. Shared Voting Power 3,900,000(1)(2)
9. Sole Dispositive Power 1,650,000(1)
10. Shared Dispositive Power 3,900,000 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.85%(3)
14.	Type of Reporting Person (See Instructions) IN
(1)	1,650,000 shares of common stock held by Lokesh Sikaria as one of the two trustees of The Sikaria Family 2008 Revocable Trust Dated 02/28/2008.
(2)	Includes 2,250,000 shares of common stock beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012 as a member of a group. Lokesh Sikaria expressly disclaims beneficial ownership in the shares beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012.
(3)	Based on 39,607,569 shares of common stock outstanding as of November 8, 2018, as reported on the Issuer’s Form 10-Q, filed on November 14, 2018.

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CUSIP No. 02362F104

1.	Names of Reporting Persons Chanda Sikaria I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000(1)(2)
8. Shared Voting Power 3,900,000(1)(3)
9. Sole Dispositive Power 1,650,000(1)(2)
10. Shared Dispositive Power 3,900,000(1)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000(1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.85%(4)
14.	Type of Reporting Person (See Instructions) IN
(1)	1,650,000 shares of common stock held by Chanda Sikaria as one of two trustees of The Sikaria Family 2008 Revocable Trust Dated 02/28/2008.
(2)	Chanda Sikaria is one of three trustees of the Lokesh Sikaria Trust Dated 12/14/2012, but Chanda Sikaria is not deemed a beneficial owner of the 2,250,000 shares of common stock held by Lokesh Sikaria Trust Dated 12/14/2012 as the trustees can only act by majority vote, and no trustee could act individually to vote or sell shares held by the trust.
(3)	Includes 2,250,000 shares of common stock beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012 as a member of a group. Chanda Sikaria expressly disclaims beneficial ownership in the shares beneficially owned by The Lokesh Sikaria Trust Dated 12/14/2012.
(4)	Based on 39,607,569 shares of common stock outstanding as of November 8, 2018, as reported on the Form 10-Q filed on November 14, 2018.

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AMENDMENT NO. 1 TO SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D/A (this “Statement”) relates to shares of common stock, $0.01 par value of AMERI Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5000 Research Court, Suite 750, Suwanee, Georgia.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Issuer’s shares of common stock primarily for investment purposes. However, the Reporting Persons may contact others it believes to be “accredited investors” who may own securities of the Issuer in exploratory conversations to determine if such persons may be willing to sell such securities in privately negotiated transactions with privately negotiated prices which, at this time, would not involve a change in voting control of the Issuer. No assurances can be given that the Reporting Persons will consummate any purchases from such persons and may instead decide to sell all or a part of its holdings in one or more market transactions in the future.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons reserve the right to consider alternatives and explore the possibility of acquiring additional shares of the Issuer’s common stock that they do not currently own. The Reporting Persons will promptly amend this Statement when the Reporting Persons’ purpose changes.

Item 5. Interest in Securities of the Issuer

(a)	Determined in accordance with Rule 13d-3(d)(1), as a result of their cooperation and acting in concert, the 2008 Trust and the 2012 Trust are deemed to beneficially own as a group 3,900,000 shares of the Issuer’s common stock, which represents approximately 9.85% of such outstanding class of the Issuer’s securities. Percentage calculations are based on 39,607,569 shares of common stock outstanding as of November 8, 2018, as reported on the Form 10-Q filed on November 14, 2018.

Mr. Sikaria is an individual and has the sole voting and dispositive power over the shares of common stock beneficially owned by the 2008 Trust. Ms. Sikaria is an individual and has the sole voting and dispositive power over the shares of common stock beneficially owed by the 2008 Trust.

(b)	The following table sets forth the number of shares of common stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
The Sikaria Family 2008 Revocable Trust Dated 02/28/2008	1,650,000	3,900,000	1,650,000	3,900,000
The Lokesh Sikaria Trust Dated 12/14/2012	2,250,000	3,900,000	2,250,000	3,900,000
Lokesh Sikaria	1,650,000	3,900,000	1,650,000	3,900,000
Chanda Sikaria	1,650,000	3,900,000	1,650,000	3,900,000

(c)	Transactions effected during the past 60 days or since the most recent filing of Schedule 13D:

(1)	The Sikaria Family 2008 Revocable Trust Dated 02/28/2008:

No activity since the most recent filing of Schedule 13D.

(2)	Identity of Reporting Person: The Lokesh Sikaria Trust Dated 12/14/2012:

Date of Transition	Amount of Securities Involved	Acquired or Disposed of	Price Per Share	Where and How Transaction Was Effected
11/16/2018	60,700	D	$0.29	Open Market
11/16/2018	39,300	D	$0.30	Open Market
Total	100,000

(d)	The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE SIKARIA RAMILY 2008 REVOCABLE TRUST DATED 02/28/2008	LOKESH SIKARIA

/s/ Lokesh Sikaria	/s/ Lokesh Sikaria
Name: Lokesh Sikaria	Name: Lokesh Sikaria
Title: Trustee

Date: 11/21/2018	Date: 11/21/2018

/s/ Chanda Sikaria	CHANDA SIKARIA
Name: Chanda Sikaria
Title: Trustee	/s/ Chanda Sikaria
Name: Chanda Sikaria
Date: 11/21/2018	Date: 11/21/2018

THE LOKESH SIKARIA TRUST DATED 12/14/2012

/s/ Chanda Sikaria
Name: Chanda Sikaria
Title: Trustee

Date: 11/21/18

/s/ Hemant Sikaria
Name: Hemant Sikaria
Title: Trustee

Date: 11/21/18

/s/ Vaibhav Nadgauda
Name: Vaibhav Nadgauda
Title: Trustee

Date: 11/21/18

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